UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 8-A/A
(Amendment No. 2)


FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934


NORDSON CORPORATION
(Exact Name of Registrant as Specified in Its Charter)


| | |
|---|---|
| Ohio | 34-0590250 |
| (State of Incorporation or Organization) | (I.R.S. Employer Identification No.) |
| | |
| 28601 Clemens Road, Westlake, Ohio | 44145 |
| (Address of Principal Executive Offices) | (Zip Code) |


If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [_]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act:


Rights to Purchase Common Shares
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

The summary set forth under Item 1 of the Form 8-A/A (Amendment No. 1) filed by Nordson Corporation (the "Registrant") with the Securities and Exchange Commission on December 5, 1997 (the "1997 Form 8-A/A") is hereby incorporated herein by reference.

As of May 21, 2003, the Registrant entered into a Second Restated Rights Agreement with National City Bank, as Rights Agent (the "Second Restated Rights Agreement"). The Second Restated Rights Agreement amends and restates the Rights Agreement, dated as of August 26, 1988, between the Registrant and AmeriTrust Company National Association, as amended by the Restated Rights Agreement, dated as of November 7, 1997, between the Registrant and National City Bank, as Rights Agent (the "Restated Rights Agreement").

The following summary describes the amendments effected by the Second Restated Rights Agreement to the Restated Rights Agreement, the terms of which otherwise remain consistent with the description of the Restated Rights Agreement contained in the 1997 Form 8-A/A. This summary does not purport to be complete and is qualified in its entirety by reference to the Second Restated Rights Agreement filed as an exhibit hereto, which is hereby incorporated by reference.

The Restated Rights Agreement provided that the Board of Directors could redeem the Rights for $.01 each at any time before the 20th calendar day after a "shares acquisition date" or the earlier expiration of the Rights, but that if the decision to redeem the Rights was made after the occurrence of a "control event" the Rights could be redeemed only if at least one "continuing director" remained in office when the decision was made and a majority of the "continuing directors" concurred with the decision. The Restated Rights Agreement defined a "control event" as the earlier of (1) the first public announcement that any person or group has become the beneficial owner of 15% or more of the outstanding Common Shares and (2) a change in the majority of the Board of Directors following a solicitation of consents or proxies if any person or group that participates in the solicitation has stated (or the Board of Directors has determined) that it intends to take action that would result in such person or group becoming the beneficial owner of 15% or more of the outstanding Common Shares. The Restated Rights Agreement defined "continuing directors" as the directors who were in office before the occurrence of a "control event" or whose election was recommended by a majority of the other "continuing directors."

The Second Restated Rights Agreement provides that the Board of Directors may redeem the Rights for $.01 each at any time before the 20th calendar day after a "shares acquisition date" or the earlier expiration of the Rights, without regard to whether a "control event" has occurred and whether any "continuing directors" remain in office or concur with the decision.

The Restated Rights Agreement also provided that the Board of Directors could amend the agreement prior to the close of business on the 20th calendar day following the occurrence of

2

a "shares acquisition date" to make any change that the Board of Directors deemed to be consistent with the purposes of the agreement and not adverse to the interests of the Company and its shareholders; provided that no such amendment could be made after the occurrence of a "control event" unless at least one "continuing director" remained in office when the amendment was made and a majority of the "continuing directors" concurred with the amendment.

The Second Restated Rights Agreement provides that the Board of Directors may amend the agreement prior to the close of business on the 20th calendar day following the occurrence of a "shares acquisition date" to make any change that the Board of Directors deems to be consistent with the purposes of the agreement and not adverse to the interests of the Company and its shareholders, without regard to whether a "control event" has occurred and whether any "continuing directors" remain in office or concur with the decision.

Consistent with the foregoing amendments, the Second Restated Rights Agreement also amends the Restated Rights Agreement to remove the requirement that certain determinations that may be made by the Board of Directors under the agreement may be made after a "control event" only with the concurrence of a majority of the "continuing directors." The Second Restated Rights Agreement does not include any provision that requires any determination made by the Board of Directors after a "control event" to be concurred with by any "continuing directors."

As of September 17, 2003, 33,898,518 of the Registrant's Common Shares were outstanding, and an additional 15,112,898 of the Registrant's Common Shares were held in treasury. 87,813,765 of the Registrant's Common Shares have been reserved for issuance upon exercise of the Rights.

ITEM 2. EXHIBITS.

| Exhibit No. | Exhibit Description |
|---|---|
| 1 | 1989 Amended Articles of Incorporation (incorporated by reference to Exhibit 3-a of the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1999). |
| 2 | 1998 Amended Regulations (incorporated by reference to Exhibit 3-b of the Registrant's Annual Report on Form 10-K for the fiscal year ended November 1, 1998). |
| 3 | Second Restated Rights Agreement, dated as of May 21, 2003, between the Registrant and National City Bank, as Rights Agent. |
| 4 | Form of Rights Certificate (included as Exhibit B in Exhibit 3 hereto) |

## SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NORDSON CORPORATION

Date: September 29, 2003

By: /s/ Robert E. Veillette
_____

Robert E. Veillette
Secretary